July 5, 2019

Gregg Koechlein
Chief Financial Officer
High Sierra Technologies, Inc.
1495 Ridgeview, Drive, Suite 230A
Reno, NV 89519

       Re: High Sierra Technologies, Inc.
           Registration Statement on Form S-1
           Filed June 10, 2019
           File No. 333-232047

Dear Mr. Koechlein:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed June 10, 2019

Cover Page

1. Please disclose that your directors, Vincent C. Lombardi and Gregg W. Koechlein, as a group beneficially own approximately 57.87% of your issued and outstanding shares of common stock. Also disclose what their voting power will be if all or some of the shares are sold in the offering.
2. Please identify, and name as underwriter, the broker dealer that will be granted 20,000 shares of the company's common stock valued at the offering price of $2.50 per share.
       Where applicable, please provide a summary of the material terms of any agreement(s)
       with the broker-dealer and file the agreement as an exhibit to the registration statement.
 Gregg Koechlein
FirstName LastNameGregg Koechlein
High Sierra Technologies, Inc.
Comapany NameHigh Sierra Technologies, Inc.
July 5, 2019
July 5, 2019 Page 2
Page 2
FirstName LastName
Prospectus Summary
Our Company, page 4

3. To the extent the consulting agreement with the third party on the farming project is entered into prior to effectiveness, please revise to provide the material terms and file as an exhibit to the registration statement.
Emerging Growth Company, page 5

4. On page 5 you state you elected to "opt out" of the extended transition period under
         Section 107(b) of the JOBS Act. However, your disclosures elsewhere state that you may elect to take advantage of the extended transition provisions in the future. To the extent you qualify as an emerging growth company, please correct these apparent inconsistencies. If you elect to use the extended transition period for complying with new or revised accounting standards, provide a risk factor explaining that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. If you elect to opt out of these provisions, please indicate as such on the cover page.
Description of Business
Employees, page 32

5. Please reconcile your disclosure that you have one part-time employee and no full time employees with your disclosure on page 40 where you disclose three officers of the company. Also provide the number of hours per week each officer will be dedicating to
         High Sierra Technologies, Inc.
Management Discussion and Analysis of Financial Condition and Results of
Operation
Liquidity and Capital Resources, page 38

6. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. We refer you to FRC
         501.03(a) and Section IV of SEC Interpretive Release 33-8350.
Plan of Operation, page 38

7. Please reconcile your disclosure that you executed a five year lease on a 200 acre parcel of land on May 13, 2019 with your disclosure indicating that you are yet to obtain "a lease for industrial hemp farming purposes."
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page 49

8. We note various references throughout the filing indicating that you have substantial doubt about your ability to continue as a going concern. You also state that your auditors
 Gregg Koechlein
FirstName LastNameGregg Koechlein
High Sierra Technologies, Inc.
Comapany NameHigh Sierra Technologies, Inc.
July 5, 2019
July 5, 2019 Page 3
Page 3
FirstName LastName
         have included a going concern qualification to their Independent Auditor's Report, however, no explanatory paragraph is noted. Please have your auditor explain how they considered the guidance in AU 341 in determining whether there was substantial doubt about the company's ability to continue as a going concern. To the extent they concluded that substantial doubt exists, please have them amend their auditor's report accordingly.
         Otherwise revise to address the apparent inconsistencies.
Note 7. Subsequent Events, page 70

9. Please revise to addresses any material transactions occurring after the date of the most recent balance sheet included in the filing and the expected impact on the financial statements. In this regard, we note that in May 2019, you issued 200,000 shares and entered into a new farm land lease. Refer to ASC 855-10-50-2.
General

10. Please provide us with an analysis detailing why you are eligible to be an Emerging
         Growth Company. In this regard, we note that you were incorporated in the State of
         Colorado on May 9, 1996 and you registered your shares of common stock pursuant to an effective registration statement on Form 10-12G in 2016.
11. You state on page 35 that you believe that the company is no longer a shell company following the closing of your acquisition of your High Sierra Nevada subsidiary, and that
         Rule 144 will become available one year following the filing of your Current Report on
         Form 8-K which was filed on January 2, 2019. Please clarify whether any of your selling shareholders acquired their shares prior to December 31, 2018. To the extent that they did, it would appear that your selling shareholders are underwriters. See SEC Release 33-
         8869 (2007). Under the Release, Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resale until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters. If applicable, the offering will be deemed to be an indirect primary offering by the company through the selling shareholders and the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus, as applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Gregg Koechlein
High Sierra Technologies, Inc.
July 5, 2019
Page 4

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-
Advisor, at (202) 551-6711 or Folake Ayoola, Special Counsel, at (202) 551-3673 with any other questions.



                                                           Sincerely,

FirstName LastNameGregg Koechlein                          Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameHigh Sierra Technologies, Inc.
                                                           and Services
July 5, 2019 Page 4
cc:       Robert N. Wilkinson
FirstName LastName